

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2023

Martin Kay
Chief Executive Officer
Netcapital Inc.
1 Lincoln Street
Boston, MA 02111

> **Re: Netcapital Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 8, 2023**
> **File No. 333-273158**

Dear Martin Kay:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 25, 2023 letter.

Amendment No. 1 to Form S-1 filed August 8, 2023

General

1. We note that you issued a press release announcing the first ever capital raising that you have facilitated using form 1-A. Please tell us how NetCapital structures this portion of its client advisory business, and any separation between the subsidiaries who handle that business and the operation of the Crowd Funding portal.

Our Business, page 3

2. We note your response to our prior comment 1. Please disclose how you define a "successful offering" and an offering that "closed successfully." Please ensure your disclosure includes the total number of projects funded, the average size of funded projects and your revenues from the offerings for each year presented.

3. We note that you take equity stakes in some companies. To the extent that you also list those companies on your funding portal, please tell us if the equity interests you take in the business are of the same class as the shares offered on the platform.

Risks Related to Operation of our Proposed Secondary Trading Platform, page 23

4. We note your disclosure that while your goal is to have the platform launched prior to the end of the year, you do not know when, or if, this platform will be fully completed and launched. Please add a separate risk factor discussing the risks to your business and investors if you do not launch the platform.

Use of Proceeds, page 28

5. We note your risk factor on page 13 discussing the need to raise additional funding following the completion of this offering. Please include a discussion here as to if and how the funds from this offering will be used to mitigate your need for additional capital.

Competitive Advantages, page 36

6. We note your disclosure that you believe you provide the lowest cost solution for online capital raising versus your peer group and that you believe your access and onboarding of new clients are superior due to your facilitated technology platforms. We also note your risk factor disclosures relating to significant and intense market competition on page 17. Please provide the foundation for the statements made in the Competitive Advantages section.

Investment Portfolio, page 38

7. We note your response to our prior comment 9 and your reference to a unique set of risks inherent to each of your portfolio companies. Please discuss such risks for each portfolio company you list in this section.

Proposed ATS Relationship, page 38

8. We note your response to our prior comment 4 and re-issue in part. Please discuss here the integration risks with integrating a third-party ATS to your platform and address whether you will be subject to liability based on your platform's users' or the third-party ATS's activities.

9.   We note your response to our prior comment 6.   Please describe the protocols and restrictive procedures regarding access to information relating to the platform activities you intend to adopt and how you intend to implement such procedures.

10.   We note the existence of a partnership between NetCapital Systems and Templum ATS. In detail, please provide a description of the activities each entity engages in. Please provide an analysis of why NetCapital Systems is not a "person or group of persons" operating an exchange.

11.   We note that NetCapital Systems allows trading of securities purchased through NetCapital's funding portal. Please provide a description of any activities the funding portal engages in with respect to the secondary trading and an analysis of how the funding portal is complying with its requirements under Regulation Crowdfunding.

Transactions with Related Parties, page 55

12.   We note your disclosure regarding the Company's largest shareholder, Netcapital DE LLC. Please disclose here, as you have elsewhere in the registration statement, that Mr. Frishman owns a 29% interest in Netcapital DE LLC.

13.   Please disclose the name of the related person for each transaction in this section. Refer to Section 229.404(a)(1) of Regulation S-K.

        Please contact Madeleine Mateo at 202-551-3465 or Christian Windsor, Legal Branch Chief, at 202-551-3419 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Finance

cc: Gregory R. Carney, Esq.